UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)
☑     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
COMMISSION FILE NO. 001-12815
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CHICAGO BRIDGE & IRON SAVINGS PLAN
c/o Chicago Bridge & Iron Company
One CB&I Plaza
2103 Research Forest Drive
The Woodlands, TX 77380
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Chicago Bridge & Iron Company, N.V.
Oostduinlaan 75
2596 JJ The Hague
The Netherlands

CHICAGO BRIDGE & IRON SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Chicago Bridge & Iron Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Chicago Bridge & Iron Savings Plan as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Houston, Texas
June 18, 2008

CHICAGO BRIDGE & IRON SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS

CASH AND CASH EQUIVALENTS	$116,399	$72,160

INVESTMENTS, AT FAIR VALUE	431,096,470	371,079,161

EMPLOYER CONTRIBUTION RECEIVABLE	16,131,739	11,479,270

TOTAL ASSETS	$447,344,608	$382,630,591

LIABILITIES

CORRECTIVE DISTRIBUTIONS PAYABLE	289,098	119,787

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	$447,055,510	$382,510,804

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(177,510)	237,032

NET ASSETS AVAILABLE FOR BENEFITS	$446,878,000	$382,747,836

See notes to financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2007

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income	$24,522,532
Net appreciation in value of investments	19,644,100
Contributions:
Employer	23,391,947
Participants	21,365,382
Rollovers	4,193,153

Total additions	93,117,114

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	28,679,380
Corrective distributions	289,098
Administrative expenses	18,472

Total deductions	28,986,950

NET INCREASE	64,130,164

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	382,747,836

End of year	$446,878,000

See notes to financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

1.    DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM
The following describes the major provisions of the Chicago Bridge & Iron Savings Plan (the “Plan”) and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General—The Plan is a defined contribution plan in which designated employees of Chicago Bridge & Iron Company (“CB&I”) and certain related companies (the “Company”) are eligible to participate immediately upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
T. Rowe Price Trust Company (the “Trustee”) serves as trustee. The record keeper for the Plan, under a contract with the Company, is T. Rowe Price Retirement Plan Services, Inc.
Participant and Company Contributions—The Plan is a combination annual company contribution and 401(k) voluntary salary deferral plan with discretionary Company matching contributions. The Company may, in its sole discretion, contribute from 5% to 12% of annual pay (including overtime and incentive compensation) depending on Company performance and the Internal Revenue Service (the “IRS”) limits on compensation. The Company contribution is allocated to each eligible participant following the end of the Plan year for which the contribution is made. Except as noted below, eligible participants for the Company contribution include individuals that: (i) worked a minimum of 1,000 hours for the Company during the Plan year (except in the case of death, disability, retirement, or a reduction-in-force termination, where the service requirement is waived), and (ii) were employed with the Company as of the last day of the Plan year (except in the case of death, disability, retirement, a reduction-in-force termination, or a temporary lay-off, where the service requirement is waived), and excludes any union employees.
Effective November 16, 2007, CB&I acquired all of the outstanding shares of the Lummus Global (“Lummus”) business from Asea Brown Boveri Ltd. (“ABB”) and certain of its affiliates. As of the acquisition date, Lummus employees that met the general eligibility requirement noted in (ii) above were eligible to receive the annual company contribution based on their earnings from November 19, 2007 to December 31, 2007 (a total contribution from the Company to the Plan of approximately $579,581). Effective January 1, 2008, Lummus employees became eligible to participate in voluntary salary deferrals and to receive discretionary Company matching contributions. Additionally, former participants of the ABB Prism 401(k) and ABB Cash Balance Plans may rollover their balances into the Plan as of that date.
For 2007, the annual Company contribution percentage for the Plan (including eligible employees of Lummus) was 6% and amounted to $16,131,739, net of forfeitures of approximately $2,204,000.
Participants may contribute amounts on a pretax deferred basis from a minimum of 1% to a maximum of 75% of compensation subject to the dollar limits set by the IRS, or lower percentage limits set by the Company in advance of a given Plan year. Participants may elect to change their contribution percentages at any time in advance of the next payroll period.
The Company may elect, at its sole discretion, to match some portion of the participants’ contributions. For the 2007 plan year, the Company elected to match the participants’ contributions dollar-for-dollar up to 3% of compensation, with the exception of union participants, whose contribution match from the Company is determined by their negotiated union contract.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, Company contributions (including the annual contribution and matching contribution), and allocation of investment earnings or losses. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Options—Participants may direct the investment of their account balances into any or all of a number of investment options offered by the Plan which include mutual funds investing in equities (including the Trade Link investment account investing in mutual funds beyond the Trustee’s family of funds), a company stock fund (which invests in the common stock of Chicago Bridge & Iron Company, N.V.), common collective trust funds and short term investments. Participants may transfer account balances among investment options; however, interfund transfers to the company stock fund from other investment options are not permissible under the Plan.
Effective April 1, 2007, the following series of new investment options became available to all participants:
•	Retirement Funds — These series of funds are labeled in five-year increments between 2005 and 2055 (representing a participant’s anticipated retirement date) and are the default investment options for new participants in the voluntary deferral provision of the Plan, as well as for employees with no elective deferral but who receive an annual company contribution. To determine a participant’s default fund within the series, a retirement date using an age of 65 is calculated. Allocations within the investment portfolio of each fund will change to lower risk bonds and short-term investments over time.

•	Retirement Income Fund — Like the Retirement Funds noted above, this fund also includes equity and bond investments within the Trustee’s family of funds; however, allocations within this investment portfolio remain static over time.
New participants can change their default investment option in the Retirement Funds at any time in advance of the next payroll period, and all participants have the option to transfer account balances among these funds and all other investment options, as noted above.
Vesting—Company matching contributions vest 100% after three years of service. The Company’s annual contributions vest 100% after five years of service with the Company for contributions for plan years through 2006 and 100% after three years of service with the Company for plan years beginning after December 31, 2006. Participants who reach age 65 or who terminate their participation in the Plan due to retirement, disability, death or work force reduction are granted full vesting in Company contributions.
Participant Loans—Participants may borrow up to the lesser of 50% of their vested account balances or $50,000, with a minimum loan amount of $1,000. No more than one loan may be outstanding from a participant’s account at any time. Loans are secured by the balance in the participant’s account, bear interest at the prime rate plus 1% and are repayable over a period not to exceed five years, except for principal residence loans, which are repayable over a period not to exceed fifteen years. Any amount borrowed is deducted pro rata from the funds in which the participant’s account is invested. Repayments of principal and interest are credited to the funds in which the participant’s deferrals are invested.

Payment of Benefits—Upon termination of employment, retirement, death, or disability, participants may receive a lump-sum payment of their account balances, subject to the vesting provisions described above. The Plan also allows withdrawals for financial hardship and in-service withdrawals. Other payment forms are available to certain participants for accounts existing prior to January 1, 1997.
Forfeitures—Forfeited accounts, representing the unvested portion of the Company’s contributions, will be used to reduce future Company contributions.
2.    SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting—The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Benefit payments to participants are recorded upon distribution.
New Accounting Pronouncement—In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the impact of SFAS No. 157.
Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.
Administrative Expenses—Certain administrative expenses are paid by the Company.
Investment Valuation and Income Recognition—The fair value of investments in mutual funds and common stock is based on quoted market prices on the last day of the Plan year. Investments in common collective trust funds include the T. Rowe Price Equity Index Trust Fund and the Stable Value Fund. The Equity Index Trust Fund is recorded at net asset value on the valuation date as determined by the issuer based on the fair value of the underlying investments. Management has determined that the net asset value represents the Plan’s fair value.
The Stable Value Fund invests in fully benefit-responsive investment contracts (as defined by FASB Staff Position AAG INV-1 and Statement of Position (“SOP”) 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (“the FSP”)), including primarily guaranteed and synthetic investment contracts issued by banks, insurance companies and other issuers. The Stable Value Fund is recorded at fair value. As required by the FSP, an adjustment is made to reflect this investment at contract value, which represents cost plus accrued income less redemptions. The fair value of the guaranteed investment contracts is generally determined by discounting the scheduled future payments required under the contract. The fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issuer quotes. For assets other than investment contracts, including securities underlying synthetic investment contracts, fair value generally is reflected by market value at close of business on the valuation date.
Participant loans and short-term investments are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

3.    INVESTMENTS
The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006 (at fair value unless otherwise noted):

	2007	2006

T. Rowe Price Blue Chip Growth Fund	$55,357,250	$50,797,195
T. Rowe Price Equity Income Fund	49,429,483	48,747,828
T. Rowe Price Balanced Fund	47,716,658	46,122,736
T. Rowe Price Summit Cash Reserves Fund	36,429,082	33,062,941
American Europacific Growth Fund	33,650,017	24,518,754
Chicago Bridge & Iron Company N.V. Common Stock	31,854,268	14,676,145	**
T. Rowe Price Stable Value Fund, at contract value *	29,856,368	27,886,470
T. Rowe Price New Horizons Fund	27,269,883	28,018,294
T. Rowe Price Equity Index Trust Fund	24,810,109	26,077,276
T. Rowe Price Small Cap Value Fund	24,015,264	25,986,840
T. Rowe Price Spectrum Income Fund	23,632,191	19,697,617
* The fair value of this fully benefit-responsive investment totaled $30,033,878 and $27,649,438 at December 31, 2007 and 2006, respectively.
** Investment does not represent 5% or more of the Plan’s net assets available for benefits for the applicable year-end date.
During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$17,895,937
Common collective trust funds	1,499,713
Mutual funds	248,450

Total	$19,644,100

Risks and Uncertainties—The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
4.    RECONCILIATION OF THE FINANCIAL STATEMENTS TO THE FORM 5500
The following is a reconciliation of net assets available for benefits and the change in net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006

Net assets available for benefits per the financial statements	$446,878,000	$382,747,836
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	177,510	(237,032)

Net assets available for benefits per the Form 5500	$447,055,510	$382,510,804

Year Ended
December 31,
2007

Net increase in net assets available for benefits per the financial statements	$64,130,164
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	177,510
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	237,032

Net income per the Form 5500	$64,544,706

As previously discussed within footnote 2, the FSP requires that fully benefit-responsive investment contracts be valued at contract value on the statement of net assets available for benefits, whereas the Form 5500 requires all investments to be valued at fair value.
5.    PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
6.    TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated May 21, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
7.    RELATED-PARTY TRANSACTIONS
Certain investments of the Plan are managed by T. Rowe Price, the trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in shares of the Company common stock and these transactions also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.
*  *  *  *  *  *

Supplemental Schedule

CHICAGO BRIDGE & IRON SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007
(Employer Identification Number 06-1477022, Plan Number 001)

(a)	(b) Identity of Issuer, Borrower,	(c) Description of Investment	(d) Fair
	Lessor or Similar Party	(including maturity date,	Value
		rate of interest, collateral, par
		or maturity value)

		Mutual funds:
*	T. Rowe Price	Blue Chip Growth Fund	$55,357,250
*	T. Rowe Price	Equity Income Fund	49,429,483
*	T. Rowe Price	Balanced Fund	47,716,658
*	T. Rowe Price	Summit Cash Reserves Fund	36,429,082
*	T. Rowe Price	New Horizons Fund	27,269,883
*	T. Rowe Price	Small Cap Value Fund	24,015,264
*	T. Rowe Price	Spectrum Income Fund	23,632,191
*	T. Rowe Price	Spectrum Growth Fund	13,681,834
*	T. Rowe Price	Capital Appreciation Fund	9,674,654
*	T. Rowe Price	Retirement 2020 Fund	3,928,870
*	T. Rowe Price	Retirement 2015 Fund	2,886,543
*	T. Rowe Price	Retirement 2010 Fund	1,876,473
*	T. Rowe Price	Retirement 2030 Fund	1,861,070
*	T. Rowe Price	Retirement 2025 Fund	1,573,229
*	T. Rowe Price	Retirement 2035 Fund	1,145,561
*	T. Rowe Price	Retirement 2040 Fund	713,642
*	T. Rowe Price	Retirement 2005 Fund	674,254
*	T. Rowe Price	Retirement 2050 Fund	568,163
*	T. Rowe Price	Retirement 2045 Fund	496,483
*	T. Rowe Price	Retirement Income Fund	235,593
*	T. Rowe Price	Retirement 2055 Fund	58,059
	American Funds	Europacific Growth Fund	33,650,017
		Common collective trust funds:
*	T. Rowe Price	Stable Value Fund	30,033,878
*	T. Rowe Price	Equity Index Trust Fund	24,810,109
*	T. Rowe Price	Trade Link Investments Account	585,087
*	Chicago Bridge & Iron Company N. V.	Common stock	31,854,268
*	Participant loans	Varying maturities and interest rates
		ranging from 5.0% to 10.5%	6,938,872

	TOTAL		$431,096,470

*	Represents a party-in-interest to the Plan.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Dated: June 20, 2008

CHICAGO BRIDGE & IRON SAVINGS PLAN
By:	/s/ David P. Bordages
David P. Bordages
Vice President, Human Resources and Administration

By:	/s/ Travis L. Stricker
Travis L. Stricker
Vice President, Corporate Controller and Chief Accounting Officer

Exhibit Index

Exhibit Number	Description

23.1	Consent of Ernst & Young L.L.P.